UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

BLAST ENERGY SERVICES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

093440105
(CUSIP Number)

Clyde Berg
10050 Bandley Drive, Cupertino, CA 95014
Telephone: (408) 725-0700
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSON: I.R.S. Identification Nos. of above persons (entities only). Clyde Berg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 8,840,000 shares of common stock and 3,000,000 shares of Series A Preferred Stock
	8	SHARED VOTING POWER 84,161,086
	9	SOLE DISPOSITIVE POWER 8,840,000 shares of common stock and 3,000,000 shares of Series A Preferred Stock
	10	SHARED DISPOSITIVE POWER 84,161,086
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,501,086 shares of common stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 55.2% (when including the Company’s outstanding Series A Preferred Stock on a fully-diluted basis)
14	TYPE OF REPORTING PERSON IN

* Includes shares of common stock issuable upon conversion of the shares of Preferred which Mr. Berg has the right to vote on any and all shareholder matters.

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D and the Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 1, 2011 and February 16, 2012, respectively, by Clyde Berg (collectively the “Schedule 13-D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13-D. Except as expressly amended and supplemented by this Amendment, the Schedule 13-D is not amended or supplemented in any respect.

ITEM 3. SOURCE OF AMOUNT OF FUNDS OR OTHER COMPENSATION

Blast Energy Services, Inc. (the “Company”) previously entered into: (1) a Secured Promissory Note Agreement, dated February 27, 2008, as amended on January 5, 2011, with Berg McAfee Companies, LLC, a California limited liability company which is owned 50% each by Mr. Mr. Berg and Eric McAfee (“BMC”) in the aggregate principal amount of $1,120,000 (the "BMC Note"); (2) a Promissory Note, dated May 19, 2011, with Clyde Berg, an individual (“Berg”) in the aggregate principal amount of $100,000 (the "Berg Note" and collectively with the BMC Note, the “Notes”); and (3) a Debt Conversion Agreement (the “BMC Debt Conversion Agreement”) with BMC and Berg.

On June 26, 2012, the Company provided BMC and Berg notice of its intent to exercise its rights under the BMC Debt Conversion Agreement.  On June 27, 2012, all amounts of principal and accrued interest under the Notes, which totaled $1,636,253, were extinguished in connection with the issuance of shares of common stock in the Company as follows: $1,508,553 of principal and interest was converted into 75,427,650 shares of common stock under the BMC Note, and $127,700 of principal and interest was converted into 6,385,000 shares of common stock under the Berg Note, for a total of 81,812,650 shares of common stock.  The shares were issued at a conversion price of $0.02 per share of common stock as provided for in the Debt Conversion Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)
Mr. Berg beneficially owns 100,501,086 voting shares, representing 55.2% of the Company’s outstanding voting shares, which includes 7,500,000 shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock (2.5 shares of common stock for each outstanding share of Series A Convertible Preferred Stock held) beneficially owned by Mr. Berg and which Mr. Berg has the right to vote, and 15 million voting shares which the Company’s outstanding Series A Convertible Preferred Stock are eligible to vote in aggregate.  Mr. Berg beneficially owns 93,001,086 shares of common stock of the Company, representing 55.7% of the Company’s outstanding shares of common stock (not including any preferred stock of the Company or voting rights in connection therewith).

(b)
Mr. Berg holds the sole power to vote and direct the vote and the sole power to dispose and to direct the disposition of 8,840,000 shares of common stock which he holds and 3,000,000 shares of Series A Preferred Stock which he holds.

(c)	None, other than as described in Item 3., above

(d)
Eric A. McAfee has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 84,161,086 shares of common stock beneficially owned by Berg McAfee Companies LLC, which Mr. McAfee and Mr. Berg are deemed to beneficially own.

(e)	N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2012	By:	/s/ Clyde Berg
Clyde Berg